FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a‑16 or 15d‑16

under the Securities Exchange Act of 1934

For the month of   December  2007

Commission File Number            0-16174

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          Teva Pharmaceutical Industries Limited

(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190

          Petach Tikva 49131  Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-

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Teva Pharmaceutical Industries Ltd.                           Web Site: www.tevapharm.com

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Contact:	Dan Suesskind, Chief Financial Officer	Teva Pharmaceutical Industries Ltd.	972-2-941-1717
	George Barrett, Corp. Exec. V.P. - Global Pharmaceutical Markets Chief Executive Officer	Teva Pharmaceutical Industries Ltd. Teva North America	(215) 591-3030
	Liraz Kalif / Kevin Mannix, Investor Relations	Teva Pharmaceutical Industries Ltd. Teva North America	972-3-926-7281 (215)-591-8912

FOR IMMEDIATE RELEASE

Teva Announces Launch of Generic Protonix® Tablets, 20 mg and 40 mg

Company Increases 2007 EPS Guidance to Between $2.34 and $2.36

Company to hold Conference Call at 8:45 a.m. Eastern Time

Jerusalem, Israel, December 24, 2007 - Teva Pharmaceutical Industries Ltd. (Nasdaq:TEVA) announced today that it has commercially launched Pantoprazole Sodium Delayed Release (DR) Tablets, 20 mg and 40 mg, which are AB-rated to Wyeth's erosive GERD treatment Protonix® DR Tablets.  The brand product had annual sales of approximately $2.5 billion in the United States for the twelve months ended September 30, 2007, based on IMS sales data.

As one of the first companies to file an Abbreviated New Drug Application (ANDA) containing a paragraph IV certification for this product, Teva has been awarded a 180-day period of marketing exclusivity.

Teva is currently involved in patent litigation with Wyeth and Altana concerning this product in the U.S. District Court for the District of New Jersey.  A trial date has not been set.  In September 2007, the District Court denied a motion filed by Wyeth and Altana for a preliminary injunction related to Teva's Pantoprazole Tablets.  Wyeth and Altana have filed a notice of appeal.

Following the denial of the preliminary injunction, and a thorough review of the Court`s opinion, Teva accelerated launch preparations for its product, which had already been granted final approval by the U.S. Food and Drug Administration (FDA) on August 2, 2007.

Teva and Wyeth/Altana have commenced settlement discussions regarding this product and, to facilitate such discussions, have entered into a standstill agreement pursuant to which Teva agreed not to ship additional product for a period of 30 days.

Although the Company expects that the majority of Pantoprazole units will be reflected in its 2008 results, it cannot currently assess the impact of this product on its 2008 financial performance.

Based on this launch and on the data available at this time, and in light of its practice of risk-adjusting forecasts for potential launches, the Company is increasing its previous guidance for 2007 fully diluted earnings per share to $2.34 to $2.36, up from reaching the higher end of $2.20 to $2.30.

Conference Call

The Company will host a conference call today, December 24, 2007, at 8:45 a.m. Eastern time, to discuss this announcement.  To access the conference call, please dial one of the following numbers: within the US: (877) 407-0784; outside the US: (201) 689-8560; Israel: 00-800-224-62666.  A replay of the call will be available from 12 Noon Eastern time on December 24, 2007 through 11:59 p.m. Eastern time December 31, 2007.  To access the replay, please dial: within the US: (877) 660-6853; outside the US: (201) 612-7415. The access code for both is 3055 and Conference ID# 267374.

The conference call will also be webcast and can be accessed through the Company's website at www.tevapharm.com. Following the conclusion of the call, a replay of the webcast will be available within 24 hours on the Company's web site.

About Teva

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 20 pharmaceutical companies in the world and is the leading generic pharmaceutical company. The company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients. Over 80 percent of Teva's sales are in North America and Europe.

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on management`s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause Teva`s future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: Teva's ability to accurately predict future market conditions including pricing and  margins with regard to sales of the generic version of Protonix®, potential liability for sales of generic products prior to a final resolution of outstanding patent litigation, including that relating to the generic versions of Allegra®, Neurontin®, Lotrel® Famvir® and Protonix®, Teva`s ability to successfully develop and commercialize additional pharmaceutical products, the introduction of competing generic equivalents, the extent to which Teva may obtain U.S. market exclusivity for certain of its new generic products and regulatory changes that may prevent Teva from utilizing exclusivity periods, competition from brand-name companies that are under increased pressure to counter generic products, or competitors that seek to delay the introduction of generic products, the impact of consolidation of our distributors and customers, the effects of competition on our innovative products, especially Copaxone® sales, the impact of pharmaceutical industry regulation and pending legislation that could affect the pharmaceutical industry, the difficulty of predicting U.S. Food and Drug Administration, European Medicines Agency and other regulatory authority approvals, the regulatory environment and changes in the health policies and structures of various countries, our ability to achieve expected results though our innovative R&D efforts, Teva`s ability to successfully identify, consummate and integrate acquisitions, potential exposure to product liability claims to the extent not covered by insurance, dependence on the effectiveness of our patents and other protections for innovative products, significant operations worldwide that may be adversely affected by terrorism, political or economical instability or major hostilities, supply interruptions or delays that could result from the complex manufacturing of our products and our global supply chain, environmental risks, fluctuations in currency, exchange and interest rates, and other factors that are discussed in Teva`s Annual Report on Form  20-F and its other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and the Company undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Teva Pharmaceutical Industries Ltd.                           Web Site: www.tevapharm.com

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Registrant)

By: /s/  Dan Suesskind

Name: Dan Suesskind
Title: Chief Financial Officer

Date: December 24  , 2007

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